Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of
Caledonia Mining Corporation. (the “Corporation”)

May 20, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon		Outcome of Vote
1.	The election of the following persons as directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:	Carried (on a show of hands)
	Leigh Wilson	For: 10,654,340 (63.19%)
Withheld: 6,205,556 (36.81%)

	Steve Curtis	For: 16,824,322 (99.79%)
Withheld: 35,574 (0.21%)

	James Johnstone	For: 15,770,909 (93.54%)
Withheld: 1,088,987 (6.46%)

	Mark Learmonth	For: 15,776,092 (93.57%)
Withheld: 1,083,804 (6.43%)

	John Kelly	For: 10,653,240 (63.19%)
Withheld: 6,206,656 (36.81%)

	Johan Holtzhausen	For: 15,764,125 (93.50%)
Withheld: 1,095,771 (6.50%)

2.	The appointment of KPMG Inc., as auditor of the Corporation until the Corporation’s next annual meeting of shareholders and authorizing the directors to set the auditor’s remuneration, were approved by a majority of the votes by way of a show of hands